UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of October 2024

Commission file number: 001-39978

CN ENERGY GROUP. INC.

Building 2-B, Room 206, No. 268 Shiniu Road

Liandu District, Lishui City, Zhejiang Province

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

As previously reported, on September 6, 2024, CN Energy Group. Inc. (the “Company”) received a deficiency letter from the Listing Qualifications Department (the “Staff”) of The Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that, for the preceding 30 consecutive business days, the Company’s Class A Ordinary Shares (the “Class A Ordinary Shares”) did not meet the minimum $1,000,000 Market Value of Publicly Held Shares (“MVPHS”) requirement (the “MVPHS Requirement”) for continued listing on Nasdaq pursuant to Nasdaq Listing Rule 5550(a)(5) (the “Rule”). The Company was provided a period of 180 calendar days, or until March 5, 2025 (the “Compliance Date”) to regain compliance with the MVPHS Requirement.

On October 9, 2024, the Company received written notice from the Staff of Nasdaq notifying the Company that, for more than the last ten (10) consecutive business days, from September 25, 2024, through October 8, 2024, the MVPHS of the Company’s Class A Ordinary Share has been $1,000,000 or greater. Accordingly, the written notice stated that the Company has regained compliance with the MVPHS Requirement set forth under the Rule.

On October 11, 2024, the Company issued a press release announcing that it regained compliance with Nasdaq listing requirements. A copy of that press release is attached as Exhibit 99.1 hereto.

2

EXHIBITS

Exhibit No.	Description
99.1	Press Release

3

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CN Energy Group. Inc.

Date: October 11, 2024	By:	/s/ Wenhua Liu
	Name:	Wenhua Liu
	Title:	Interim Chief Executive Officer

4